

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Russell H. McMeekin
Chief Executive Officer
mCloud Technologies Corp.
550-510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A8

   Re: mCloud Technologies Corp.
    Registration Statement on Form F-1
    Filed May 11, 2022
    File No. 333-264859

Dear Mr. McMeekin:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please clarify, if accurate, that the conversion ratio of the Series A Preferred Shares is based upon current market values and briefly describe the redemption provisions of the Series A Preferred Shares. Also, disclose that holders of the Series A Preferred Shares have no voting rights with respect to matters that generally require the approval of voting shareholders.

Our Company, page 1

2.   Your disclosure indicates that in all markets, you use a commercial SaaS business model to distribute your AssetCare solution. However, in footnote 32, you disclose that you also sell perpetual software licenses. Please advise or revise your disclosure accordingly.

Risk Factors, page 13

3.   Please add a risk factor regarding your customer concentration and reliance on certain customers. In this regard, we note your disclosure on page 50 that two of your customers each accounted for greater than 10% of total revenues in each of the last three years.

Asset Location and Legal Proceedings, page 25

4.   Please also disclose that U.S. stockholders may encounter difficulties in effecting service of process against your officers.

We are an "emerging growth company," . . . , page 29

5.   Please disclose whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Capitalization, page 35

6.   We note you currently present your capitalization table as of March 31, 2021. Please update this table as of December 31, 2021, the current period of your historical financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 48

7.   We note you currently identify the change in revenue for each of your major service lines, but it does not appear that you identify and quantify the material reasons for these changes. Please expand your disclosures accordingly. Refer to Item 303(b)(2) of Regulation S-K.

8.   We note you include a table of revenue by geographic location on page 49. Please provide disclosure to identify and quantify the significant factors for the changes year over year by country. Refer to Item 303(b)(2) of Regulation S-K.

Cost of Sales, Gross Profit, Gross Margin %, page 50

9. Your disclosure indicates that Gross margin % is a non-IFRS measure and to see the Non-IFRS Measure section for details. It does not appear that there is a non-IFRS measure section for further details. Please advise or revise accordingly.

Liquidity, page 59

10. We note your disclosure regarding the COVID-19 related wage subsidies and loans received by the Canadian and U.S. government, respectively. If material, please also discuss the government assistance received from the Australian government. In this regard, we note your disclosure on page 40 that government assistance was received from all three countries.

Our Business, page 62

11. Please disclose the number of customers for the periods presented.

12. We note your disclosure on page 66 that "[c]ustomers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity." On page 68, you discuss an estimate of the "average monthly fee currently generated per connection or 3D digital twin." Please clarify the pricing model. In addition, if you consider "average monthly fee" to be a key metric, please disclose it for the periods presented.

Marketing Channels, page 68

13. We note your disclosure that you have the "capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites" and that you can "currently address" a market opportunity of "$24 billion in recurring revenue." Please provide the assumptions underlying these statements and clarify whether this is your total addressable market or whether this is the market you believe you can address with your current capabilities.

Executive Compensation
Employment Agreements with Executive Officers and Significant Employees, page 89

14. Please file the employment agreements for your named executive officers as exhibits or advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Principal Shareholders, page 91

15. Please disclose, if accurate, that there are no shareholders beneficially owning 5% or more of your common stock as of the date of the prospectus and revise the beneficial ownership table to disclose the percentage of common stock beneficially owned after the offering.

16. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Note 5 - Revenue, page F-12

17.   We note your footnote 2, that you include perpetual software licenses in your AssetCare over time line item. Tell us how you considered separately disclosing your perpetual software licenses on a line item in your table. In this regard, we note your disclosure in Note 32 that perpetual software licenses are recognized at a point in time.

General

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rajiv Radia